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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                            COX COMMUNICATIONS, INC.
                            (Name of Subject Company)

                            COX COMMUNICATIONS, INC.
                       (Names of Persons Filing Statement)

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                 CLASS A COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

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                                   224044 10 7
                      (CUSIP Number of Class of Securities)

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                                 Jimmy W. Hayes
                            Cox Communications, Inc.
                              1400 Lake Hearn Drive
                             Atlanta, Georgia 30319
                            Telephone: (404) 843-5000
                     (Name, address and telephone number of
                      person authorized to receive notices
                 and communications on behalf of filing persons)

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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On August 10, 2004, the article attached hereto as Exhibit 99.1 was published by
Cox Communications as part of its online employee magazine. Attached hereto as
Exhibit 99.2 is a document containing frequently asked questions and answers for employees of Cox Communications, which is available through a hyperlink in the article attached hereto as Exhibit 99.1

Exhibit No.                         Description

99.1 Article published on August 10, 2004 as part of Cox Communications' online employee magazine.

99.2     Question and Answers for Employees.

                                                                   Exhibit 99.1


If a tender offer for Cox Communications shares is commenced, you are urged to read Cox Communications' solicitation/recommendation statement, as filed with the Securities and Exchange Commission (SEC), when it becomes available. You may obtain a free copy of the solicitation/recommendation statement (when and if available) and other documents filed by Cox Communications and Cox Enterprises at the SEC's web site at www.sec.gov.

                     Cox Communications...Private Property?


If you happened to be on the network at 12:07 ET a.m. on August 2, you were one of the first employees to learn of last week's proposal from Cox Enterprises to make Cox Communications a private company.


Why take Cox Communications private? "The competitive demands of the cable industry when balanced against the need for a public company to be vigilant with respect to short-term results have convinced us that private ownership of this business is desirable," wrote Jim Kennedy, Chairman and Chief Executive Officer of Cox Enterprises in a letter to the Cox Communications' Board of Directors.


Cox Enterprises currently holds a 62% equity interest in Cox Communications, and has been the majority shareholder of the company since it went public in 1995. The announcement made Cox hot news during the following days with many business analysts weighing in on the move.


Internally, Cox executives have been quiet about the proposal; SEC Regulations limit the sharing of information about the proposal. However, employees should not anticipate any major changes. "We expect the proposal to have no impact on day-to-day operations, and we remain a public company throughout this process, "said Cox Communications President and CEO Jim Robbins.


Cox Enterprises' $7.9 billion proposal does delay Cox's ability to get bigger through acquisitions. "Clearly, there's only so much money. If we are successful with this, this will be the focus for the next couple of years," said Kennedy during a recent newspaper interview. It's "an opportunity for us to invest in a company we believe in and an industry we believe in," he said.


However, Kennedy pointed out that bigger does not necessarily mean better. "The bigger you are, the better your negotiating power is," he acknowledged, but he likes Cox's position. "Cox Communications has been a leader in this field. We are still treated as a leader with 6.5 million subscribers."


The next step is to wait for a response from the special committee of independent directors from Cox Communications' Board of Directors. The committee, consisting of Janet Clarke, President of Clarke Littlefield, LLC
(top), former Atlanta Mayor and United Nations ambassador Andrew Young (middle), and President and Chief Executive Officer of Panasas, Inc Rodney Schrock (bottom), will evaluate whether Cox Enterprises' offer price of $32 a share is fair. If not, the committee could counter with another price and negotiate until the two sides agree to a price and terms or call off the deal.


With many rumors about more consolidation in the cable industry, Cox Enterprises made it clear that "it has no interest in a disposition of its controlling equity and voting stake in CCI (Cox Communications)" meaning the company has no plans to sell its stake in the cable industry.


Timing around the deal is unclear and no one is completely sure if it will happen. "This is not any slam dunk," said Kennedy. To keep the lines of communication open, Robbins committed to telling employees "what we can when we can." In the meantime, employees with questions about the situation can call a toll-free line at (866) 700-0301 or in the Atlanta area (678) 645-4730.


For additional information about Cox Enterprises' proposal and its implications for Cox Communications employees, click here to review some frequently asked questions.


Stay tuned to AXis and Quick CliX for breaking news regarding this situation.

                                                                   Exhibit 99.2



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Frequently Asked Questions for Cox Communications, Inc. Employees
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1. What is Cox Enterprises, Inc. offering to do?

   Cox Enterprises, Inc. (CEI) has proposed to acquire all of the remaining shares of Cox Communications, Inc. (CCI) held by minority shareholders. We contemplate that the transaction would be structured as a tender offer followed by a merger in which CCI becomes a wholly owned subsidiary of CEI.

2. What is a tender offer?

   A tender offer is an offer made directly to individual shareholders to purchase their shares for a cash payment. This process is governed by Securities and Exchange Commission (SEC) regulations.

3. Why is CEI doing this?

   We want to expand our interest in the cable industry, and the fact is, we know CCI well and believe there is no better-run cable company out there.

4. What is the next step in the process?

   We expect the CCI Board of Directors to form a special committee, comprised of its independent directors, to evaluate and discuss the proposal further. With the help of its own legal and financial advisers, the special committee will evaluate our proposal and negotiate it with us. The transaction proposed by CEI requires the approval of the special committee.

5. Currently, what is the relationship between CEI and CCI?

   CEI currently owns approximately 62 percent of CCI. Since CCI became public in 1995, CEI has at all times maintained at least this ownership level.

6. Will CCI's business continue to operate as it is currently?

   Yes.

7. Will the transaction result in an organizational change at CCI or CEI?

   No. If CCI were to become a private company, it would not change its business. CCI will continue to provide great customer service and state-of-the-art products to its subscribers. Cost reductions played no role in CEI's consideration of the deal.

   CEI has always believed in allowing its companies the freedom and flexibility to run their businesses. That philosophy has not changed as a result of this action.

8. What does this mean for employees of other CEI companies?

   All companies will continue to operate as they do currently.

9. Will we be doing a similar transaction with Cox Radio?

   As a matter of corporate policy, we don't speculate on our future actions. We are not currently contemplating any transaction involving Cox Radio. Radio is a highly valued member of the CEI family of businesses.

10. Will salary, health care or pension benefits be affected?

    We don't anticipate any changes in salary, health care or pension benefits.

11. What happens to my 401(k)?

    You will continue to participate in the CCI 401(k) plan (Savings Plus). The only difference going forward will be that CCI stock would no longer be an investment option.

    If you currently hold CCI company stock in your 401(k) account, these shares can be sold in the tender offer. That transaction would be tax deferred. Vanguard will contact you to explain this process.

12. Will the CCI Employee Stock Purchase Plan (ESPP) continue?

    If you participated in a CCI ESPP, and you continue to hold these shares, you may participate in any tender offer or subsequent merger.

    If the contemplated transaction proceeds, the shares of CCI would no longer be publicly traded, so we would no longer plan to offer an ESPP. Therefore, the 2004 plan scheduled to commence in the fall of 2004 would be cancelled.

    If your shares are still at Wachovia, you can call (888) 396-0853 to learn the number of shares you have in your account. If you transferred the shares out of that account, you will need to contact your broker directly.

13. What happens to any CCI stock that I may own?

    If you own shares in CCI, you may participate in any tender offer on the same basis as all other shareholders. Following approval of CEI's offer and a merger agreement by the special committee, CEI's current intention is to file offering materials with the SEC and mail those materials to CCI stockholders. Those materials will provide instructions and details about the options and rights you have as a CCI shareholder.

    You may elect not to sell your shares as part of the tender offer. However, you should be aware that if the proposed merger is implemented, your shares will be cancelled and you will receive the same per share cash payment as that made to tender offer participants.

14. Will this transaction affect my opportunities for advancement?

    The transaction will not impact CCI's mission or business objectives. As in the past, opportunities for advancement in all of CEI's businesses will continue to be based on the needs of the business and your individual performance.

15. What if the transaction doesn't happen? Then what?

    We believe this offer presents benefits to both CEI and CCI. CCI shareholders have the ability to receive a premium to recent trading values and CEI has the chance to make an incremental investment in an asset it knows well. However, if the transaction does not move forward, CCI would continue operating as a public company and CEI would continue as the majority stockholder.

16. Where and when will employees get more information?

    We know you have many questions, but during the period following our proposal, both CEI and CCI are limited under SEC regulations as to the amount of information we can share.

    In the interim, a dedicated employee-only toll-free line has been created to keep you informed. Please take the opportunity to call the line if you have any questions, at (866) 700-0301 or in the Atlanta area, (678) 645-4730. We encourage you to leave a recorded message with your questions.

Note: This document is intended to serve as a brief summary of employee issues relating to a possible tender offer. If a tender offer for CCI shares is commenced, you are urged to read CEI's tender offer statement for CCI and CCI's solicitation/recommendation statement, to be filed with the Securities and Exchange Commission (SEC) when they become available, because those documents will contain important information. You will be able to obtain these documents and other documents filed by CEI and CCI free of charge at the SEC's website at www.sec.gov. In addition, CCI's solicitation/recommendation statement may be obtained free of charge by contacting CCI, 1400 Lake Hearn Drive, Atlanta, GA 30319 (Attention: Investor Relations), telephone (404) 843-5000, and CEI's tender offer statement may be obtained free of charge by contacting CEI, 6205 Peachtree Dunwoody Road, Atlanta, GA 30328 (Attention: Legal Department), telephone (678) 645-0000.


Statements in this document represent the intentions, plans, expectations and beliefs of CEI and involve risks and uncertainties that could cause actual events to differ materially from the events described in this document, including risks or uncertainties related to the success of our negotiations with the special committee, whether the conditions to the tender offer will be satisfied, and if not, whether the tender offer and merger will be completed, as well as changes in general economic conditions, stock market trading conditions, tax law requirements or government regulation, and changes in the broadband communications industry or the business or prospects of CCI. CEI wishes to caution the reader that these factors, as well as other factors described or to be described in CEI's SEC filings with respect to the transaction, are among the factors that could cause actual events or results to differ materially from CEI's current expectations described herein.